July 25, 2024

Jonathan Foster
Chief Financial Officer
Moleculin Biotech, Inc.
5300 Memorial Drive, Suite 950
Houston, TX 7707

       Re: Moleculin Biotech, Inc.
           Registration Statement on Form S-1
           Filed July 22, 2024
           File No. 333-280951
Dear Jonathan Foster:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jessica Dickerson at 202-551-8013 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:   Cavas S. Pavri, Esq.